UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER  THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-30540
----------

GIGAMEDIA LIMITED

8th Floor, 207 Tiding Boulevard, Section 2, Taipei 114, Taiwan, R.O.C.
Tel: 886-2-2656-8000; Fax: 886-2-2656-8003
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-119616, 333-142963, 333-148663, 333-160535 and 333-168123) of GigaMedia Limited (“GigaMedia”).

Capitalized terms used in this report but not defined have the meanings set out in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2010 (the “2009 Annual Report”).

Dispute with the former head of GigaMedia’s online games business in the PRC and former Chief Executive Officer of T2CN

On August 26, 2010, GigaMedia announced that the company is in a dispute with Jim Ji Wang (“Wang Ji”), its former China head.  Further to that announcement, GigaMedia hereby provides additional information regarding the dispute.

In early 2010, GigaMedia determined that changes in the leadership of its majority owned subsidiary T2CN were necessary to improve T2CN and GigaMedia’s online games business in the PRC.  As a result of this restructuring of leadership, Wang Ji was to be moved from his role as the operating head of T2 Entertainment and T2 Technology to a high-level consulting position, or be given the board chairmanship role at T2CN. Originally, Wang Ji appeared to accept this change in position and did not object to the restructuring plans.  Following GigaMedia’s filing of its 2009 Annual Report, T2CN started to implement the restructuring in early July 2010.  However, at that time, Wang Ji refused to step down from his operating and executive roles at T2 Technology and T2 Entertainment. As a result, T2CN, as the sole shareholder of T2 Technology, removed Wang Ji as a director of T2 Technology on July 27, 2010.  Wang Ji was also duly removed as a director of T2CN on July 29, 2010.  On August 7, 2010, Wang Ji was removed as the legal representative, executive director and manager of T2 Entertainment with immediate effect by way of a shareholders’ resolution passed at a shareholders’ meeting of T2 Entertainment.  On August 10, 2010, the newly appointed legal representatives of T2 Technology and T2 Entertainment, together with their PRC legal advisers, went to the office premises to request that Wang Ji return all properties of T2 Technology and T2 Entertainment in his possession, custody or control.  At that time, the newly appointed legal representatives were forcibly removed from the office premises.  Also, Wang Ji’s employment contract with T2 Technology was terminated on August 12, 2010.

GigaMedia believes that Wang Ji currently has in his possession, among other things, the company seals, financial chops and business registration certificates of T2 Technology and GigaMedia’s VIEs.  Wang Ji also has in his possession all documents, records and data and tangible property, including license agreements, trademark and domain name documentation, held in the offices of T2CN’s wholly-owned subsidiary, T2 Technology.  The company seals, financial chops and business registration certificates of T2 Technology and GigaMedia’s VIEs are necessary for the respective entities to declare dividends and approve service fee payments to GigaMedia, among other things. These documents are necessary for GigaMedia to run its online games business in the PRC.  Under PRC law, the company seals, financial chops and business registration certificates are essential for entering into contracts, conducting banking business, or taking official corporate action of any sort.  Consequently, GigaMedia has not been able to register the resolutions removing Wang Ji from his position as a director of T2 Technology and as the legal representative, executive director and manager of T2 Entertainment.  In short, Wang Ji has effectively usurped control over T2 Technology and T2 Entertainment’s operations and accounts.

If Wang Ji’s removal as legal representative, executive and manager is not duly registered with the relevant local branch of the Administration for Industry and Commerce, bona fide third parties may still rely on Wang Ji’s representation as an authorized representative of T2 Entertainment and T2 Technology. Registration of such changes to the composition of the board or management of T2

Entertainment and T2 Technology will, as a practical matter, require the cooperation of the counterparties as well as the related company.  The application for registration with the relevant local branch of the Administration for Industry and Commerce requires delivery of the company seal and business registration certificates of T2 Entertainment and T2 Technology.  Due to the dispute between GigaMedia and Wang Ji, GigaMedia would currently face difficulties in obtaining the company seals, financial chops and business registration certificates needed to register such changes to the board of directors and management of the relevant companies.  Consequently, Wang Ji is still currently registered as a director of T2 Technology and the legal representative, executive director and manager of T2 Entertainment and therefore has control of the business operations of T2 Technology and T2 Entertainment.  While GigaMedia is not aware that there has been any disruption to the ordinary business operations of T2 Technology and GigaMedia’s VIEs, no dividends or service fees have been declared or paid to GigaMedia since the dispute began. Unless and until the dispute with Wang Ji is resolved or GigaMedia regains possession of the company seals, financial chops and business registration certificates of T2 Technology and GigaMedia’s VIEs, GigaMedia’s ability to receive payments from its VIEs may be materially and adversely affected.  GigaMedia believes that an adverse resolution of the dispute with Wang Ji would result in a serious material adverse effect on GigaMedia’s business, financial condition, results of operations and business prospects.

GigaMedia has filed lawsuits against Wang Ji in the courts of the PRC, Hong Kong, Singapore and the British Virgin Islands.  The lawsuits assert a number of claims, including, among others, breach of fiduciary duty and conversion.  In these matters, GigaMedia is seeking to recover, among other things, the tangible property of T2 Technology and T2 Entertainment, including the company seals, financial chops and business certificates, and monetary damages.  These lawsuits will be tried by the relevant courts in due course.  GigaMedia has been working closely with local police and government officials of the PRC to accelerate the resolution to the dispute.  GigaMedia has also been working with local authorities to pursue criminal actions against Wang Ji.  GigaMedia has also filed a lawsuit in the United States District Court for the Central District of California asserting a number of claims against the other shareholder of T2 Entertainment and GigaMedia's former head of operations in the PRC, including, among others, tortious interference with contract, tortious interference with prospective economic advantage, fraud, aiding and abetting conversion and breach of oral contract.  In these matters, GigaMedia is seeking to recover, among other things, monetary damages.

Contractual arrangements with T2 Entertainment, T2 Advertisement and Jinyou

As disclosed in the 2009 Annual Report, GigaMedia has entered into equity pledge agreements between T2 Technology, a wholly-owned subsidiary of T2CN in the PRC, and the shareholders of T2 Entertainment, T2 Advertisement and Jinyou, respectively, pursuant to which the shareholders of T2 Entertainment, T2 Advertisement and Jinyou state that they pledge all of their respective equity interests to T2 Technology as security for the full performance of their respective obligations under certain exclusive technical service agreements and exclusive commercial service agreements.  However, according to the PRC Property Rights Law, a pledge over the equity interests of a limited liability company is created only when such equity pledge agreements are registered with the relevant local branch of the Administration for Industry and Commerce. T2 Entertainment, T2 Advertisement and Jinyou have not registered the equity pledge agreements with the relevant governmental authorities or the local branch of the Administration for Industry and Commerce.  Consequently, GigaMedia believes that unless and until these equity pledge agreements have been properly registered, it will not be able to enforce these pledges in the PRC courts.  Registration of the pledge over the equity interests of a company will, as a practical matter, require the cooperation of the counterparties as well as the related company.  The application for registration with the relevant local branch of the Administration for Industry and Commerce requires delivery of the company seal and business registration certificates of T2 Entertainment, T2 Advertisement and Jinyou.  Due to the dispute between GigaMedia and Wang Ji, who is also a shareholder of T2 Entertainment and currently has in his possession the company seals, financial chops and business registration certificates of T2 Entertainment, T2 Advertisement and Jinyou, GigaMedia would currently face difficulties in obtaining the company seals, financial chops and business registration certificates needed to register the equity pledge agreements.  Consequently, GigaMedia cannot assure you that it will be able to validly obtain the rights to the equity interests of T2 Entertainment, T2 Advertisement and Jinyou subsequent to the dispute.  Certain other risks associated with GigaMedia’s contractual arrangements with its variable interest entities are discussed in further detail in the GigaMedia’s 2009 Annual Report.

Forward looking statements

The statements included above and elsewhere in this document that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors, in addition to those discussed above, that could cause actual results to vary can be found in GigaMedia’s 2009 Annual Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIGAMEDIA LIMITED
(Registrant)

By:	/s/ Arthur Wang
(Signature)
Name:	Arthur Wang
Title:	Chief Executive Officer and Director

Date: November 15, 2010